Filed by Stifel Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: KBW, Inc.
Commission File No.: 001-33138

From: Ron Kruszewski
To: All Employees
Sent: Monday, November 5, 2012
Subject: Stifel Financial and Keefe, Bruyette & Woods Announce Strategic Merger
Attached Press Release

Colleagues:

I am excited to report this morning that Stifel Financial announced a strategic merger with KBW (NYSE: KBW).  This merger continues our mission of building the premier middle‐market investment bank, and is consistent with our philosophy of building out highly focused, specialized businesses within an integrated platform.

KBW has a rich operating history, celebrating 50 years this year, and has established itself as the premier investment bank focused on the financial services sector.  This combination will leverage the broader Stifel platform and has the opportunity to create exceptional shareholder value.

Merger highlights:

Enhances Stifel's position as the premier middle-market investment bank
Creates a dominant force in financial services
Leverages Stifel's Global Wealth Management and Capital Markets platforms
Creates the largest U.S. equity research platform
Generates attractive returns for shareholders

The financial services vertical of the combined company will provide investment banking, sales and trading, and research through KBW's Keefe, Bruyette & Woods broker‐dealer subsidiary, which will continue to operate as an independent subsidiary of Stifel following the completion of the merger.  Stifel will maintain KBW's preeminent brand as the highly focused, specialized financial services platform of choice.

I am pleased to welcome Thomas Michaud, President and CEO of KBW, to Stifel's board and leadership team, along with his team of talented partners. Together, we will continue to provide outstanding client services.

Thank you for your continued commitment to excellence.

Ron

Additional Information

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will include a proxy statement of KBW that also constitutes a prospectus of Stifel and other relevant documents relating to the merger with the Securities and Exchange Commission (the "SEC").  Stifel and KBW shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, KBW and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of KBW.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Stifel and KBW, without charge, at the SEC's website (www.sec.gov).  Free copies of Stifel's SEC filings are also available on Stifel's website (www.stifel.com), and free copies of KBW's SEC filings are available on KBW's website (www.kbw.com).  Free copies of Stifel's filings also may be obtained by directing a request to Stifel's Investor Relations by phone to (314) 342-2000 or in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of KBW's filings also may be obtained by directing a request to KBW's Investor Relations by phone to 415-364-2500, in writing to KBW, Inc., Attn: Alan Oshiki, c/o King Worldwide Investor Relations, 48 Wall Street, 32nd Floor, New York, New York 10005, or by email to kbw.inv.relations@kbw.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

Stifel, KBW and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of KBW with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.   Information regarding Stifel's directors and executive officers is also available in Stifel's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 20, 2012.  Information regarding KBW's directors and executive officers is also available in KBW's definitive proxy statement for its 2012 Annual Meeting of Shareholder' filed with the SEC on April 27, 2012.  These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at KBW and Stifel Financial.

Caution Concerning Forward-Looking Statements

Statements in this communication that relate to the future plans, events, expectations, performance, objectives and the like of Stifel Financial Corp., as well as Stifel, Nicolaus and Company, Inc. and its other subsidiaries (collectively, "Stifel" or the "Company") and KBW, Inc. ("KBW"), may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.

The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and other approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of KBW's business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to KBW's or Stifel's existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel's, KBW's or the combined company's respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management's attention from ongoing business operations and opportunities; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Stifel and KBW, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled "Risk Factors" in the proxy statement/prospectus to be mailed to KBW's shareholders and in Stifel's and KBW's respective filings with the U.S. Securities and Exchange Commission ("SEC") that are available on the SEC's web site located at www.sec.gov, including the sections entitled "Risk Factors" in Stifel's Form 10-K for the fiscal year ended December 31, 2011, and "Risk Factors" in KBW's Form 10-K for the fiscal year ended December 31, 2011.  Readers are strongly urged to read the full cautionary statements contained in those materials.  We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.